# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prelude Therapeutics Inc, CIK 0001678660
CUSIP: 74065P101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 175 Innovation Boulevard, Wilmington, Delaware (DE), 19805
Date of event which requires filing of this statement: 04/20/2026
Amends the filing with accession number 0001104659-20-110491
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,295,301; shared voting power 0; sole dispositive power 10,295,301; shared dispositive power 0; aggregate amount beneficially owned 10,295,301 (15.5% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,295,301; shared voting power 0; sole dispositive power 10,295,301; shared dispositive power 0; aggregate amount beneficially owned 10,295,301 (15.5% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,295,301; shared voting power 0; sole dispositive power 10,295,301; shared dispositive power 0; aggregate amount beneficially owned 10,295,301 (15.5% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,295,301; shared voting power 0; sole dispositive power 10,295,301; shared dispositive power 0; aggregate amount beneficially owned 10,295,301 (15.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Prelude Therapeutics Inc
Address of issuer's principal executive offices: 175 Innovation Boulevard, Wilmington, Delaware (DE), 19805
Comment:
This Amendment No. 5 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 6 below is incorporated herein by reference.

On April 20, 2026, Prelude Therapeutics Incorporated (the "Issuer") entered into an underwriting agreement (the "Underwriting Agreement") with Goldman Sachs & Co. LLC, Evercore Group L.L.C. and Citizens JMP Securities LLC (the "Underwriters"), related to a public offering (the "Offering") of 18,018,014 shares of common stock of the Issuer ("Common Stock"), at a price to the public of $4.44 per share and in lieu of Common Stock to investors who so chose, prefunded warrants to purchase up to 2,252,252 shares of the Issuer's Common Stock (the "Prefunded Warrants"), at a price to the public of $4.4399 per warrant with an exercise price of $0.0001 per share. The Offering closed on April 21, 2026.

Pursuant to the Offering, 667 and Life Sciences purchased 114,601 and 2,137,651 Prefunded Warrants, respectively, at the offering price of $4.4399 per share, totaling 2,252,252 Prefunded Warrants in the aggregate. Each of 667 and Life Sciences purchased the Prefunded Warrants with their working capital.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, conversion of some or all of the Non-Voting Common Stock (defined in Item 5), exercise of some or all of the Prefunded Warrants, exercise of some or all of the Stock Options (defined in Item 5), or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 4 is incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 66,243,507 shares of Common Stock outstanding as of April 21, 2026 as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission ("SEC") on April 21, 2026 plus 41,500 non-qualified options exercisable for Common Stock ("Stock Options") received by Dr. Kelvin Neu, a former employee of the Adviser, as compensation for past service on the board of directors of the Issuer (the "Board"), 104,644 Stock Options received by Julian C. Baker as compensation for past service on the Board and 25,333 vested Stock Options received by Dr. Paul Scherer as compensation for his service on the Board. Set forth below in Exhibit 99.1 is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of non-voting common stock of the Issuer convertible on a 1-for-1 basis at any time at the election of the holder into shares of Common Stock ("Non-Voting Common Stock") subject to beneficial ownership limitations as described below and exercise of Prefunded Warrants subject to the Maximum Percentage (as defined below).
Number of shares as to which each person has sole or shared power to vote or dispose:
The direct holdings of the Funds are detailed in Exhibit 99.1.

The shares of Non-Voting Common Stock are only convertible to the extent that after giving effect to such conversion the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no more than 9.99% of the outstanding shares of Common Stock (the "Beneficial Ownership Limitation"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such change will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the Non-Voting Common Stock by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation.

The Prefunded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no more than 4.99% of the outstanding shares of Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Prefunded Warrants are not currently exercisable due to the effect of the Maximum Percentage.

Dr. Scherer, an employee of the Adviser, serves on the board of directors of the Issuer (the "Board") as a Class III director and serves on the Board's Compensation Committee and Governance Committee.

Dr. Scherer holds 76,000 Stock Options in connection with his service on the Board, exercisable at $1.04 per share, vesting on the earlier of the first anniversary of the grant date or the date of the next annual meeting of stockholders of the Issuer, subject to Dr. Scherer's continued service on the Board, expiring June 11, 2035. As of sixty days from the date of this filing, 25,333 of these Stock Options are vested.

The Adviser has voting and investment power over the Common Stock, Stock Options, Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Dr. Scherer received as directors' compensation and received from the exercise of Stock Options by Julian C. Baker and Dr. Neu received as directors compensation for their previous service on the Board. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Common Stock, Stock Options, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options received by Dr. Scherer received as director's compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker holds 104,644 Stock Options, as compensation for his previous service on the Board, all of which are vested within 60 days hereof. Julian C. Baker holds 23,344 Stock Options with an exercise price of $31.02 per share and an expiration date of June 17, 2031, 34,300 Stock Options with an exercise price of $4.74 expiring on June 16, 2032, 23,500 Stock Options with an exercise price of $5.56 per share and an expiration date of June 15, 2033 and 23,500 Stock Options with an exercise price of $3.90 per share and an expiration date of June 13, 2034. Julian C. Baker previously served on the Board as a representative of the Funds. The period during which such options may be exercised shall be determined based on the Board service termination, death, or disability of Dr. Scherer or other representative of the Adviser then serving as a member of the Board.

Dr. Kelvin M. Neu, a former full-time employee of the Adviser, holds 41,500 Stock Options, as compensation for his previous service on the Board, of which 41,500 are vested within 60 days hereof. The Stock Options held by Dr. Neu are exercisable at $12.85 per share and expire on September 1, 2030. Dr. Neu previously served on the Board as a representative of the Funds. The period during which such options may be exercised shall be determined based on the Board service termination, death, or disability of Dr. Scherer or other representative of the Adviser then serving as a member of the Board.

The Adviser holds 5,188 shares of Common Stock of the Issuer, as a result of the exercise of 5,188 of the Stock Options (the "Exercised Stock Options") previously held directly by Dr. Neu. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Exercised Stock Options. Dr. Neu, as a former full-time employee of the Adviser and former director of the Issuer, entered into a Nominee Agreement (the "Nominee Agreement") with the Adviser on January 23, 2021. Pursuant to the Nominee Agreement, Dr. Neu agreed that, with respect to the Stock Options, the Exercised Stock Options and the Common Stock received as a result of the exercise of the Exercised Stock Options, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Exercised Stock Options and that any proceeds from the sale of the Common Stock will be remitted to the Adviser net of brokerage commissions consistent with the policies of the Adviser for current employees. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Exercised Stock Options or the Common Stock.
Transactions in the class effected during the past sixty days: (c) Except as disclosed herein the Reporting Persons or their affiliates have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is supplemented and amended, as the case may be, as follows:

Prefunded Warrants

The disclosure in Item 5 regarding the Prefunded Warrants is incorporated herein by reference. The foregoing description of the Prefunded Warrants is qualified in its entirety by reference to the full text of the form of Pre-Funded Warrant to Purchase Common Stock, which is incorporated by reference as Exhibit 99.2 hereto and is incorporated herein by reference.

Director Lock-Up Agreement

On April 20, 2026, Dr. Scherer entered into a Lock-Up Agreement (the "Director Lock-Up Agreement") pursuant to which, subject to specified exceptions, Dr. Scherer in his personal capacity agreed, without the prior written consent of the representatives of the Underwriters, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Stock beneficially owned by him, or any other securities so owned convertible into or exercisable or exchangeable for Common Stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Common Stock, in each case for a period beginning on April 20, 2026, and continuing until June 19, 2026.

The foregoing description of the Director Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Director Lock-Up Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

Omnibus Option Amendment Agreement

On September 4, 2025, the Issuer, the Adviser, and Julian C. Baker entered into an Omnibus Option Amendment Agreement (the "Option Amendment Agreement") in respect of 104,644 non-qualified stock options (the "Option") to purchase shares of Common Stock granted to Mr. Baker in connection with his service on the Board in increments annually between June 2021 and June 2024 under the Issuer's 2020 Equity Incentive Plan, as amended from time to time (the "Plan"), and subject to Stock Option Agreements by and between the Issuer and Mr. Baker dated as of June 18, 2021, June 17, 2022, June 16, 2023, and June 14, 2024 (collectively, the "Option Agreements"). Pursuant to the Option Amendment Agreement, for purposes of the terms "Termination", "Terminated", "Termination Date" and other terms of similar import, all references in the Plan and in the Option Agreements to the "Participant" or the "Optionee" and to the termination of the "Participant" or the "Optionee" shall be deemed to refer to Dr. Scherer as a member of the Board of the Issuer or other representative of the Adviser then serving as a member of the Board (Dr. Scherer, or such other representative of the Adviser, "the Adviser Representative"), such that the period during which the Option may be exercised shall be determined based on the death, disability, or termination of the Adviser Representative, rather than that of Mr. Baker, provided that in no event shall the Option be exercisable after its expiration date.

The foregoing description of the Option Amendment Agreement is qualified in its entirety by reference to the full text of the form of Option Amendment Agreement, which is filed as Exhibit 99.4 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Direct holdings of the Funds

99.2 Form of Pre-Funded Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 21, 2026).

99.3 Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 21, 2026).

99.4 Omnibus Option Amendment Agreement, by and among Prelude Therapeutics Incorporated, Julian C. Baker, and Baker Bros. Advisors LP, dated as of September 4, 2025.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner, Scott L. Lessing/ President (04/22/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (04/22/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (04/22/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (04/22/2026)